UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER: 0-10979

                                    FORM 10K

                      FOR PERIOD ENDED: September 30, 1995


           PAINE WEBBER INCOME PROPERTIES THREE LIMITED  PARTNERSHI
               (Exact name of registrant as specified in its charter)


265 Franklin Street, Boston, Massachusetts     02110
 (Address of principal executive offices)   (Zip Code)


Registrant's telephone number, including area code (617) 439-8118

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

____ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of PaineWebber Income Properties Three Limited Partnership (the "Registrant") will not be completed by December 29, 1995, the last day for a timely filing of such Annual Report for the period ended September 30, 1995.

Additional time is required in order to enable the Registrant to file a complete and accurate report. The Form 10-K will be filed on or before January 16, 1996, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138

(2) Have all other periodic reports under Section 13 or 15(e) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                              X   Yes   ____   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               Yes       X     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           PAINE WEBBER INCOME PROPERTIES THREE LIMITED PARTNERSHIP
               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:12/26/95                                  By:  /s/ Walter V. Arnold
                                               Walter V. Arnold, Senior Vice
                                               President
                                               and Chief Financial Officer